Orion Bliss Corp.

Ashdod

Kalonite 9-57

Israel 7724233

Tel: +18498593819

Email: orionbliss123456@gmail.com

August 23, 2021

Re: Orion Bliss Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 29, 2021

File No. 333-257326

Dear Sirs and Madams: Li Xiao, Ada Sarmento, Al Pavot, and Joe McCann.

In response to your letter dated August 12, 2021, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on June 23, 2021.

Amendment No. 2 to Registration Statement on Form S-1

Comment:

Cover Page

1. We note your disclosure on page 8 that you will not be placing the proceeds from the offering in an escrow or trust account. Please revise the cover page to indicate that and to describe the effect on investors. Refer to Rule 501(b)(8)(iii) of Regulation S-K.

Response:

We have revised the paragraph as per your instructions.

Comment:

The Offering, page 5

2. Please revise your balance sheet numbers presented here to be consistent with your historical balance sheet information included on page F-3. In that regard, we note your total liabilities and your stockholders deficit were $11,725 and $(1,725), respectively.

Response:

We have revised on page 5.

Comment:

Description of Our Business, page 18

3. We note your response to prior comment 7 that you will not incur penalties if you do not complete your website in one year and that you have deleted this disclosure from the prospectus. Since the disclosure is still in the prospectus, please revise or advise.

Response:

We have added a paragraph suggesting an amendment in case we don’t finish website within a year.

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Comment:

Agreement with Our Supplier, page 20

4. Please revise this section in its entirety to provide a summary of the material terms of the contract with your supplier, Red Hot Products Ltd. It is not clear from the terms of the agreement that you have filed as Exhibit 10.3 that you have agreed to buy Milk_shake products from the supplier and the supplier has agreed to sell Milk_shake products to you. Please also revise to disclose whether you are able to sell the products you purchase from the supplier anywhere or whether you are limited to a particular geographic region under the contract. We note your disclosure that you will be purchasing products directly from the developer on page 4 yet it appears that Red Hot Products Ltd is a distributor, and we note that your exhibit index describes the contract with your supplier as a consulting agreement. Please revise or advise.

Response:

We have deleted the section in full from the prospectus as this Agreement is filed as an Exhibit 10.3. We have gone and made some corrections to the Agreement to make it clear.

Comment:

Description of Property, page 28

5. We note your response to prior comment 11. Please revise this section to disclose that you are currently using a home office and in whose home the office is located. Please also disclose whether you are using this home office free of charge.

Response: We have revised.

Comment:

Certain Relationships and Related Transactions, page 41

6. We note your response to prior comment 13. Please revise this section to disclose the director loans or tell why you are not required to do so. Refer to Item 404(d) of Regulation S-K.

Response: We have disclosed the director loan to date.

Financial Statements, page F-1

7. We note your response to our prior comment 14 and reissue. Please revise to remove "condensed" from the heading of the financial statement index.

Response: We have removed our Edgar agent was not clear about this change.

Comment:

Balance Sheet, page F-3

8. We note your response to our prior comment 15 and reissue. Please revise the header of the balance column to state "As of April 30, 2021".

Response: We have changed to “As of April 30, 2021.”

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Comment:

Note 3. Summary of Significant Accounting Policies

Website Development- Amortization, page F-8

9. We note your response to our prior comment 17 and your revision on page F-8. Please respond to the following comments:

Please provide us an analysis of your accounting basis to capitalize the entire $10,000 contract amount as website development before incurring such expenses. In that regard, ASC 350-40 only allows certain type of costs and costs incurred at certain development stage to be capitalized. In your response, please cite the accounting literature you relied upon.

Please tell us whether the related computer software was ready for its intended use as of July 31, 2021; and if not, revise or explain to us why you plan to amortize the website development at that point. Refer to ASC 350-40-35-6.

Response: Our developers have started on two operations during June, July; we have registered on hosting and domain orionbliss.co.il and we are planning to deduct every transaction or upcoming invoice in preparation to the website development. The amounts were paid by our director and included in the loan and deducted from the $10,000 therefore every step of the way we will provide invoices and description of services rendered. It is easier for the Company to do it this way as suppose to upfront payment, that way we are controlling every step and making sure that we are moving forward. We started to use standard method of amortization straight -line in the quarter report as of July 31, 2021. Our amortization as follows over 5 years (60 months) term $500 quarterly as stated in our Notes to financial statements.

Comment:

Note 6. Income Taxes, page F-10

10. We note your response to our prior comment 19 and reissue. Please revise the first paragraph to remove the statement that you revalued your ending net deferred tax assets due to the Tax Reform Act since you were never subject to the previous 34% rate.

Response: We removed the sentence in question.

Comment:

General

11. We note your revisions in response to prior comment 20. Please revise page 4 to explain that you are a shell company.

Response: Orion Bliss Corp. is a shell company as defined in Rule 405, because it is a company with nominal operations and it has assets consisting solely of cash and cash equivalents. Accordingly, there will be illiquidity of any future trading market until the company is no longer considered a shell company, as well as restrictions imposed upon the transferability of unregistered shares outlined in Rule 144(i).

12. We note your response to prior comment 22. Please provide the information required by Item 403 of Regulation S-K, security ownership of certain beneficial owners and management, in the prospectus in the tabular format discussed in Item 403.

Response: We have added the description on page 4.

Please direct any further comments to:

Marina Konsantinova

Email: obliss@protonmail.com

Telephone: +18498593819

Sincerely,

/s/ Marina Konstantinova

Marina Konstantinova, President